UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **December 8, 2005**

Graco Inc.

(Exact name of registrant as specified in its charter)

Minnesota	**001-9249**	**41-0285640**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

**88-11th Avenue Northeast
Minneapolis, Minnesota**   **55413**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(612) 623-6000**

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule-425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement

Compensation of Named Executive Officers

On December 8, 2005, the Management Organization and Compensation Committee (the "MOCC") of the Board of Directors (the "Board") of Graco Inc. (the "Company") completed its annual performance and compensation review of the Company's executive officers for calendar year 2005. The MOCC reviewed chief executive officer salary survey data from comparably sized durable goods manufacturing companies and the performance of the Company's Chief Executive Officer ("CEO") during 2005. Based on this review, the MOCC approved an annual base salary for the CEO of $617,000 effective January 1, 2006, reflecting an increase generally consistent with the methodology used and increases approved in the previous two years. The CEO made recommendations concerning the 2006 annual base salaries for the other named executive officers (the "Other Named Executive Officers") (which officers were determined by reference to the Company's proxy statement dated March 7, 2005) based on an analysis of salary survey data and the performance of the Other Named Executive Officers. The MOCC considered this information and approved salary increases for the Other Named Executive Officers that were generally consistent with the methodology used for the Other Named Executive Officers in the previous two years, but represented lesser percentage increases than for the CEO.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRACO INC.

Date: December 14, 2005   By: _____

                                        Karen Park Gallivan
                                    Its: Vice President, General Counsel and Secretary



GRACO

December 14, 2005

Electronically Filed

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Graco Inc.
File No. 001-9249

Gentlemen:

Enclosed is a Form 8-K for Graco Inc. filed in connection with Item 1.01, Entry into A Material Definitive Agreement.

Very truly yours,

Karen Park Gallivan
Vice President, General Counsel
and Secretary

KPG:nas

Enclosures

GRACO INC. | P.O. Box 1441 | Minneapolis, Minnesota 55440-1441 | 612-623-6000